Plutonian Acquisition Corp.
1441 Broadway 3rd, 5th & 6th Floors

New York NY 10018

November 7, 2022

VIA EDGAR & TELECOPY
Isabel Rivera

Division of Corporation Finance

Office of Real Estate & Construction
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Plutonian Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-267742) (the “Registration Statement”)

Dear Ms. Rivera:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern time on November 9, 2022, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Very truly yours,

PLUTONIAN ACQUISITION CORP.

By:	/s/ Wei Kwang Ng
Name: Wei Kwang Ng Title: Chief Executive Officer